UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 17)*

                         Volt Information Sciences, Inc.
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                                (Name of Issuer)


                         Volt Information Sciences, Inc.
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                         (Title of Class of Securities)


                     Common Stock, par value $.10 per share
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                                 (CUSIP Number)

                                   928703 10 7
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703 10 7                13G/A                           Page 2 of 6
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William Shaw
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 3,611,984
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                            0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  3,611,984
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                          0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,611,984
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           (See Instructions) [  ]
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           23.7%

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   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 928703 10 7                13G/A                           Page 3 of 6
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ITEM 1.

(a)      Name of Issuer: Volt Information Sciences, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         c/o Volt Information Sciences, Inc.
         560 Lexington Avenue, 15th Floor
         New York, NY 10022

ITEM 2.

(a)      Name of Person Filing:  William Shaw

(b)      Address of Principal Business Office or, if none, Residence:

         Volt Information Sciences, Inc.
         560 Lexington Avenue, 15th Floor
         New York, NY 10022

(c)      Citizenship: United States of America

(d)      Title of Class of Securities: Common Stock, par value $.10 share

(e)      CUSIP Number:  928703 10 7

CUSIP No. 928703 10 7                13G/A                           Page 4 of 6
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ITEM 3.  IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)  OR
         240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b) [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [  ]  An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:  3,611,984 shares.

      Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of options held by the undersigned, each of which are presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 2,503.1907 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2002, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan feature of the Plan, (ii) 25,791.5796 shares held for the undersigned under the Savings Plan features of the Plan as at December 31, 2002, and (iii) 99,561 shares held as sole trustee for the benefit of the undersigned's wife, as to which 99,561 shares the undersigned disclaims beneficial ownership.

CUSIP No. 928703 10 7                13G/A                           Page 5 of 6
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(b)      Percent of class:  23.7%

(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote: 3,611,984*

         (ii)  Shared power to vote or to direct the vote:  0

         (iii) Sole power to dispose or to direct the disposition of: 3,611,984*

         (iv)  Shared power to dispose or to direct the disposition of: 0

* The aggregate of ESOP and Plan share ownership has been rounded to the nearest whole number.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

CUSIP No. 928703 10 7                13G/A                           Page 6 of 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2003


                                   /s/ William Shaw
                                   ---------------------------------------------
                                                   William Shaw